

August 24, 2011

Via E-Mail
Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

> **Re:** **White Mountains Insurance Group, Ltd.**
> **Amendment No. 1 to Schedule TO filed August 23, 2011**
> **Schedule TO-I filed August 18, 2011**
> **File No. 005-36786**

Dear Mr. Gelston:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Is the Offer Conditioned On the Closing of the Previously Announced Sale…, page iii

1. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the condition that you must not reasonably determine that a condition to the sale of the Esurance and Answer Financial businesses is unlikely to be satisfied since it is not apparent that shareholders will understand what unsatisfied sale conditions would "trigger" the condition, allowing you to abandon the offer.

Philip Gelston, Esq.
Cravath, Swaine & Moore LLP
August 24, 2011
Page 2

Forward-Looking Statements, page vii

2. In future filings, please revise to omit the reference to the Private Securities
    Litigation Reform Act of 1995, since the safe harbor is not available for
    statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C)
    of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also
    refrain from making further references to the PLSRA or its safe harbor provision
    in any future press releases or other communications relating to this offer.

Acceptance for Payment and Payment for Shares, page 5

3. We note that you do not expect to be able to announce the final results of any
    proration and commence payment until approximately five business days after the
    expiration date. Please tell us how you are complying with the prompt payment
    requirement of Rules 13e-4(f)(5) and 14e-1(c). Refer to the discussion of prompt
    payment in Section II.D. of SEC Release 34-43069.

Determination of Validity, page8

4. Please explain to us the purpose of the language that your interpretation of the
    terms of the offer will be final and binding. Please disclose that only a court of
    competent jurisdiction can make a determination that will be final and binding
    upon the parties. In addition, please disclose that security holders may challenge
    your determinations.

Conditions to the Offer, page 17

5. Please refer to disclosure relating to the offeror's failure to exercise any of the
    rights described in the last paragraph under this section. This language implies
    that once a condition is triggered, the offeror must decide whether or not to assert
    it. Please note that when a condition is triggered and the offeror decides to
    proceed with the offer anyway, the staff believes that this constitutes a waiver of
    the triggered condition. Depending on the materiality of the waived condition and
    the number of days remaining in the offer, the offeror may be required to extend
    the offer and redisseminate new disclosure to security holders. The offeror may
    not, as this language suggests, simply fail to assert a triggered condition and
    effectively waive it without officially doing so. Please confirm your
    understanding supplementally, or revise your disclosure.

6. We note that you state that once the offer has expired, then all conditions other
    than those requiring necessary governmental approval, must have been satisfied
    or waived. Please revise to clarify that all conditions to the tender offer, other
    than those requiring necessary governmental approval to consummate the offer,
    must be satisfied or waived at or before the expiration of the offer.

Exhibit 99(A)(1)(E)

7. We note that in the instruction form you require security holders to represent that they have read the Offer. Please revise to omit the term "read" since it implies that security holders may waive their rights under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions